Exhibit 99.1

China Southern Airlines Company Limited Clarification of News

Guangzhou, China, March 24, 2017 — China Southern Airlines Company Limited (“ZNH” or the “Company”) (NYSE: ZNH) has noted from recent media coverage (the “News”) which reported that, inter alia, the Company is in discussion with a third party on the strategic cooperation. In response to the News, the Company, having made due enquiries, wishes to clarify as follows:

As at the date of this press release, the Company is in the negotiation of a possible major strategic cooperation (“Possible Transaction”) with a third party. The Company wishes to emphasize that the Possible Transaction is subject to internal approvals by the board of directors and shareholders (if applicable) of each party, the approvals by the relevant governmental authorities (if applicable), and the entering into of certain final legally binding documents by the relevant parties thereto and the terms thereof. As of the date of this press release, the Company does not have any binding arrangement or definitive agreement in relation to the Possible Transaction. The Possible Transaction may or may not proceed.

The Company will fulfill its obligations of information disclosure in a timely manner and will make further announcement under the applicable laws and regulations as and when necessary. Shareholders and potential investors of the Company are reminded to exercise caution when dealing in the securities of the Company.

About China Southern Airlines Company Limited

China Southern Airlines Company Limited (NYSE: ZNH) provides commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world.

For more information about the Company, please visit http://www.csair.com/kr/en/.

To be added to the Company’s email list to receive Company news, please send your request to ir@csair.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China Xie Bin
China Southern Airlines Company Limited
Tel: +86 20 86124462
Email: ir@csair.com